Exhibit 99.1	NEWS RELEASE RARE ELEMENT RESOURCES LTD TSX-V: RES & AMEX: REE January 6,2011 Ref: 1-2011

Rare Element Reports Final 2010 Gold Drilling Assay Results,

Including Some of the Best Results to Date

•

Drill hole SUN-089 with 137.2m @ 0.67 g/t Au,  including 13.7 m @ 1.00 g/t and 12.2m @ 3.05 g/t

•

Drill hole SUN-090 with 192.1m @ 0.59 g/t Au, including 62.5m @ 1.34 g/t beginning at surface

Vancouver B.C. - Rare Element Resources Ltd. (NYSE Amex: “REE”; TSXV: “RES”) announces final 2010 assay results from seven additional rotary (reverse circulation) holes drilled on the Sundance Gold Project, Wyoming (drill holes SUN-086 to SUN-092). A total of thirty-four rotary drill holes containing 21,605 feet (6,585 m) was drilled during 2010 on near-surface targets within oxide zone mineralization at the Smith, Carbon, and, most recently, Taylor target areas (Figure 1). Initial drilling results were reported from the Smith target (see news release dated September 21, 2010), and the second news release (November 15, 2010) reported results primarily from the Carbon target. This third release covers the conclusion of the 2010 drill program with results from the Taylor target area.  Gold exploration activity during 2010 was focused on: 1) detailed definition of known gold-mineralized targets with in-fill drilling, 2) step-off drilling from known mineralization, and 3) discovery of gold mineralization in a new peripheral gold target.

Figure 1:  Plan map showing the location of the Smith, Carbon, and Taylor gold target areas within part of Rare Element Resources’ Sundance Property. The gold targets surround the Bull Hill REE deposit.  The drill hole collars from the 2010 program are shown in yellow. Drill-indicated gold-mineralized areas that contain greater than 300 ppb (>0.3 g/t) gold for each target area are shown as ruled polygons.

SUNDANCE PROPERTY
2010 DRILL PROGRAM
SUN_DRILL_RER_2010
NMC_DRILLHOLES_2009
NMC_DRILLHOLES_2006_2007
SUN_DRILL_GOLD_TAYLOR
SUN_SMITH_LEVEL_6000_SIM
SUN_DRILL_CARBON_GOLD_LF
CARBON
TAYLOR
BULL HILL
SMITH
SUN-077
SUN-083
SUN-084
SUN-071
SUN-074
SUN-075
SUN-080
SUN-081
SUN-082
SUN-079
SUN-085
SUN-086
SUN-092
SUN-090
SUN-091
SUN-089
SUN-087
SUN-088
SUN-060
SUN-061
SUN-059
SUN-069
SUN-063
SUN-070
SUN-062
SUN-065
SUN-068
SUN-064
SUN-066
SUN-067
0
1,000
2,000
Meters

UTM NAD27 Z13N

Taylor Gold Target

Drilling conducted to define a potential resource at the Taylor gold target area in 2010 included a total of eight drill holes (SUN-085 through SUN-092). The program was terminated owing to inclement weather. The Taylor drill hole distribution is shown in Figure 2, along with a polygon depicting the known extent of drill-indicated gold intercepts greater than 300 ppb (>0.3 g/t) Au over significant widths.  The gold mineralization at Taylor is a hovering plume-like mass hosted by Tertiary alkaline intrusions and Cambro-Ordovician sandstones of the Deadwood Formation. The mineralization generally extends from the surface to a depth of about 400 feet (125m).  Representative grades within the plume, based on results from the 2010 program, are shown in Table 1 and include 0.56 g/t over 71.6m (SUN-085), 0.67 g/t over 137.2m (SUN-089), 0.45 g/t over 56.4m (SUN-091), and 0.42 g/t over 64.0m (SUN-092).  In addition, SUN-089 contains a high grade interval of 3.05 g/t over 12.2m between 515-555 feet (157-169.2m), which may indicate proximity to a feeder structure.  Drill hole SUN-090 tested another potential feeder structure, marked by a pronounced resistivity protrusion (2010 CSAMT survey) that extends from depth and intersects the gold-mineralized plume.  Gold assays results from SUN-090 contain 0.67 g/t Au over 192.1m, including a high-grade portion with 1.34 g/t Au over 62.5m from surface to a depth of 62.5m.

Figure 2:  Plan map of the Taylor gold target area showing the location of 2010 drill holes (yellow collars) with respect to previous drilling, and the footprint of gold mineralization defined by drill intercepts greater than 300 ppb (>0.3 g/t) gold over significant widths.

TAYLOR RESOURCE AREA
2010 DRILL PROGRAM
SUN_DRILL_RER_2010
NMC_DRILLHOLES_2009
NMC_DRILLHOLES_2006_2007
SUN_DRILL_GOLD_TAYLOR
SUN-003
SUN-027
SU-96-3
WBD-8
SU-96-2
SU-95-9
SUN-085
SU-96-1
SUN-051
SUN-086
SUN-004
BL-4
SUN-025
SUN-023
SUN-056
SUN-092
SUN-010
SUN-026
SUN-091
SU-95-10
NEL-5
SUN-087
SUN-009
SUN-090
SU-95-4
SUN-055
SU-95-13
SUN-089
SUN-008
SUN-005
SUN-006
SU-95-12
SUN-088
NEL-4
SU-95-8
SU-96-7A
SU-96-7
Huchins
Mineshaft
Prospec
0
250
500
Meters
UTM NAD27 Z13N

John Ray, Sundance project exploration manager, states, “Higher grade gold zones seen in drill holes SUN-089 and SUN-090 attest that higher-grade gold zones are present in the Taylor system, and the interpreted continuity of these zones will be used as vectors to further define their extent.  An untested CSAMT resistivity anomaly west of the known gold mineralization at Taylor could represent the roots of a second satellite shoot of gold mineralization.  Another key result from this year’s program is the interpretation of the ‘hovering’ aspect of plume-like portions of both the Taylor and Carbon gold systems, where deeper intersections in drill holes can be in barren rock underlying anomalous gold at shallower depths within the plume.”

Table 1:  Selected significant gold intercepts from the 2010 drilling program at the Taylor target area, Rare Element Resources’ Sundance Project, Wyoming.

			Intercepts >20ft and >0.40 g/t Au
Hole #	TD, ft	Prospect	From, ft	To, ft	Length (ft)	Length (m)	Grade, g/t Au	G-T = Gram * thickness (m)
SUN-085	700	Taylor North	0	235	235	71.6	0.56	40.3
SUN-086	620	Taylor North	0	70	70	21.3	0.44	9.3
			85	105	20	6.1	0.40	2.5
			140	190	50	15.2	0.41	6.2
			215	235	20	6.1	0.42	2.6
			270	290	20	6.1	0.74	4.5
			315	335	20	6.1	0.48	2.9
			360	390	30	9.1	0.69	6.3
			440	460	20	6.1	0.66	4.0
SUN-087	600	Taylor North	65	155	90	27.4	0.41	11.3
			370	390	20	6.1	0.40	2.4
SUN-089	560	Taylor North	110	560	450	137.2	0.67	92.3
		includes 996 ppb/45' (195-240')
		includes 3046 ppb/40' (515-555')
SUN-090	630	Taylor North	0	630	630	192.1	0.59	114.1
		includes 1340 ppb/205' (0-205')
SUN-091	600	Taylor North	200	385	185	56.4	0.45	25.2
SUN-092	360	Taylor North	0	210	210	64.0	0.42	26.8

Rare Element Resources Ltd (TSX-V: RES & AMEX: REE) is a publicly traded mineral resource company focused on exploration and development of rare-earth elements and gold on the Bear Lodge property.

Rare-earth elements are key components of the green energy technologies and other high-technology applications. Some of the major applications include hybrid automobiles, plug-in electric automobiles, advanced wind turbines, computer hard drives, compact fluorescent light bulbs, metal alloys, additives in ceramics and glass, petroleum cracking catalysts, and a number of critical military applications. China currently produces more than 95% of the 130,000 metric tonnes of rare-earths consumed annually worldwide, and China has been reducing its exports of rare earths each year. The rare-earth market is growing rapidly, and is projected to accelerate if the green technologies are implemented on a broad scale.

ON BEHALF OF THE BOARD

Donald E. Ranta, PhD, PGeo, President & CEO

For information, refer to the Company’s website at www.rareelementresources.com or contact:

Mark T Brown, CFO, (604) 687-3520 ext 242 mtbrown@pacificopportunity.com .

Donald E Ranta, (604) 687-3520 don@rareelementresources.com

Donald E. Ranta, PhD, PGeo, serves the Board of Directors of the Company as an internal, technically Qualified Person.  Technical information in this news release has been reviewed by Dr. Ranta and has been prepared in accordance with Canadian regulatory requirements that are set out in National Instrument 43-101.  This news release was prepared by Company management, who take full responsibility for content. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.